COMPARATIVE STATEMENT OF ESTIMATED GROSS REVENUE BY SOURCE

Thousands
$

	Year Ending March 31		
OWN SOURCE	**2008 Estimate**	**2008 Revised**	**2009 Estimate**
Taxes			
Personal Income Tax	1,210,300	1,251,000	1,266,000
Corporate Income Tax	238,800	267,000	183,000
Metallic Minerals Tax	70,000	116,600	100,000
Provincial Real Property Tax	369,000	364,000	382,900
Harmonized Sales Tax	909,200	839,500	950,000
Gasoline and Motive Fuels Tax	191,200	199,000	199,000
Tobacco Tax	84,000	80,000	80,000
Pari-Mutuel Tax	65	60	65
Insurance Premium Tax	39,600	39,300	40,200
Real Property Transfer Tax	6,200	6,400	6,400
Large Corporation Capital Tax	26,300	31,200	14,000
Financial Corporation Capital Tax	10,000	7,000	7,000
Sub-total: Taxes	3,154,665	3,201,060	3,228,565
Return on Investment	189,742	277,791	251,738
Licenses and Permits	100,565	100,999	101,256
Sale of Goods and Services	209,096	223,836	232,423
Royalties	65,176	66,676	70,950
Lottery Revenues	116,125	118,125	118,375
Fines and Penalties	7,183	8,172	7,943
Miscellaneous	25,473	27,402	26,748
TOTAL: OWN SOURCE REVENUE.	3,868,025	4,024,061	4,037,998
Unconditional Grants – Canada			
Fiscal Equalization Payments	1,435,200	1,476,500	1,583,800
Canada Health Transfer	513,900	517,400	532,500
Canada Social Transfer	217,500	219,700	238,000
Other	1,938	1,938	1,938
Sub-total: Unconditional Grants – Canada	2,168,538	2,215,538	2,356,238
Conditional Grants – Canada	256,253	277,614	277,386
TOTAL: GRANTS FROM CANADA	2,424,791	2,493,152	2,633,624
TOTAL: GROSS ORDINARY REVENUE	**6,292,816**	**6,517,213**	**6,671,622**